Exhibit 99.1

Canadian Solar Raises Shipment, Revenue and
Gross Profit Guidance for the Third Quarter 2015, Settles LDK Arbitration Award Litigation

GUELPH, Ontario, Canada, Oct. 26, 2015 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today updated its business outlook for the third quarter of 2015 to reflect higher than expected solar demand in the quarter and the sale of 51% of the 200 MW Tranquillity solar power project in California by the Company’s wholly owned subsidiary, Recurrent Energy, to Southern Power, a subsidiary of Southern Company (NYSE: SO).

For the third quarter of 2015, Canadian Solar now expects its total solar module shipments to be in the range of approximately 1.18 GW to 1.23 GW, compared to its previous guidance, which was in the range of 970 MW to 1.02 GW, including approximately 99 MW of shipments to the Company’s utility-scale solar projects that will not be recognized as revenue in the third quarter of 2015. The Company now expects its total revenue for the third quarter of 2015 to be in the range of $805 million to $815 million, compared to previous guidance which was in the range of $570 million to $620 million. Gross margin for the third quarter of 2015 is expected to be at or slightly above the high end of previous guidance, which was in the range of 12% to 14%, primarily reflecting stronger than expected average module selling price partially offset by the Tranquillity project sale, which is expected to be profitable but with lower average gross margin.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, remarked:  “We ended the third quarter with stronger than expected demand in our solar module business, led by the U.S., the U.K., Canada and Japan.  We also benefitted from the sale of a controlling interest in our 200 MW Tranquillity project in California.  We are entering the fourth quarter of 2015 in an excellent competitive and financial position.  We expect to see continued robust demand levels in our solar module business and we continue to execute on our already robust and steadily expanding utility-scale solar project development pipeline.”

Separately, on October 19, 2015, Canadian Solar reached an agreement with LDK Solar Co., Ltd. (“LDK”), to settle a legal dispute related to a December 2012 arbitration award decision by the former Shanghai branch of the China International Economic and Trade Arbitration Commission. Under this agreement Canadian Solar will incur a cost of RMB132.7 million ($20.9 million) and LDK will waive any rights and benefits in connection with the December 2012 arbitration award decision. In addition, under this agreement Canadian Solar will purchase from LDK, approximately 64.3 million pieces of wafers at market prices over a three year period starting on December 11, 2015. This agreement has been reviewed and approved by the Jiangsu Suzhou Intermediate Court. The Company expects to incur a charge for this settlement in the third quarter of 2015.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and a provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects. In the past 14 years, Canadian Solar has successfully deployed over 11 GW of premium quality modules in over 70 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publically listed on NASDAQ since 2006. For additional information about the company, visit the website or follow Canadian Solar on LinkedIn.

Safe Harbor/Forward-Looking Statements:

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of solar grade silicon; demand for solar products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada, the U.S., Japan and China; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process delays; utility-scale project construction delays; utility-scale project cancelation due to failure to obtain all the necessary permits; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; trade protectionism in Europe, the U.S. and India; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 23, 2015. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.